Exhibit 4.10

PROMISSORY NOTE EXTENSION

Principal Amount:                $1,000,000                                                              Original Note Date:  April 1, 2004

FOR VALUE RECEIVED, PHOTONIC PRODUCTS GROUP, INC., a New Jersey corporation (hereinafter called “Issuer”), hereby promises to pay to the order of CLAREX, Ltd. and its successors and assigns (hereinafter called the “Holder”), at such address as the Holder may designate in writing to Issuer, the principal sum of ONE MILLION DOLLARS ($1,000,000) plus all accrued interest owing hereunder in lawful money of the United States of America on or before the Maturity Date (as defined below).  For purposes of this Note, “Maturity Date” shall be extended from March 31, 2007 to March 31, 2008.

At the option of CLAREX, Ltd., the note and all accrued interest owing at the time of maturity may be repaid in lawful money of the United States of America and/or a combination of shares of the Common Stock of Photonic Products Group, Inc. as proscribed under the terms of the Note.

IN WITNESS WHEREOF, Issuer has caused this Note Extension to be signed in its name by its duly authorized officer and its corporate seal to be affixed hereto.

PHOTONIC PRODUCTS GROUP, INC.

By:	/s/William J. Foote

Chief Financial Officer

Date:	March 26, 2007